CLECO CORPORATION                                                                                     EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined
Fixed Charges and Preferred Stock Dividends

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			JUNE 30, 2006
Earnings from continuing operations	$23,329		$35,554		$188,259
Less: undistributed equity income from investees	11,533		9,103		87,783
Plus: income taxes	13,459		19,573		116,981
Earnings from continuing operations before income taxes	$25,255		$46,024		$217,457
Fixed charges:
Interest, long-term debt	$10,551		$20,912		$37,540
Interest, other (including interest on short-term debt)	401		764		1,541
Amortization of debt expense, premium, net	451		903		1,887
Portion of rentals representative of an interest factor	87		171		347
Total fixed charges	$11,490		$22,750		$41,315
Earnings from continuing operations before income taxes	$25,255		$46,024		$217,457
Plus: total fixed charges from above	11,490		22,750		41,315
Plus: amortization of capitalized interest	102		204		407
Earnings from continuing operations before income taxes and fixed charges	$36,847		$68,978		$259,179
Ratio of earnings to fixed charges	3.21	x	3.03	x	6.27	x
Total fixed charges from above	11,490		22,750		41,315
Preferred stock dividends	432		908		1,851
Total fixed charges and preferred stock dividends	11,922		23,658		43,166
Ratio of earnings to combined fixed charges and preferred stock dividends	3.09	x	2.92	x	6.00	x